AI + Advanced Signal Processing - Designed to Revolutionize ECG Capability Company Overview MyoVista® Wavelet ECG Game Changing AI Technology Designed for Point-of-Care Assessment of Heart Health. June 2022 Not FDA Cleared or Approved Filed Pursuant to Rule 433 Issuer Free Writing Prospectus dated June 6, 2022 Relating to Preliminary Prospectus dated June 6, 2022 Registration Number 333-265024

Free Writing Prospectus Statement This presentation highlights basic information about us and the offering to which this presentation relates. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. The Company has filed a Registration Statement (including a prospectus, which currently is in preliminary form) with the SEC for the offering to which this presentation relates. The Registration Statement has not yet become effective. Before you invest, you should read the Preliminary Prospectus in the Registration Statement (including the Risk Factors described therein) and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may access these documents for free by visiting EDGAR on the SEC website at www.sec.gov. The Preliminary Prospectus, dated June 6, 2022 is available on the SEC website at www.sec.gov/edgar. Alternatively, the Company or the underwriter participating in the offering will arrange to send you the Preliminary Prospectus and, when available, the final prospectus and/or any supplements thereto if you contact The Benchmark Company, LLC, Attention: Brad Carlsson, 150 E 58th St, 17th Floor, New York, NY 10155, by e-mail at bcarlsson@benchmarkcompany.com, or by telephone at 212 312 6735.

SAFE HARBOR INVESTOR OVERVIEW This document contains forward-looking statements including statements that address activities, events or developments that Heart Test Laboratories, Inc., a Texas corporation (“HeartSciences” or the “Company”), expects, believes or anticipates will or may occur in the future, such as predictions of financial performance, clearances, approvals and launches by HeartSciences of new products, market acceptance of HeartSciences’ products, market and procedure projections, financing plans, and related documents. Forward-looking statements are based on HeartSciences’ experience and perception of current conditions, trends, expected future developments and other factors it believes are appropriate under the circumstances and are subject to numerous risks and uncertainties, many of which are beyond HeartSciences’ control. These risks and uncertainties include the timing of and ability to obtain sufficient capital, obtain approvals for HeartSciences’ products, rate and degree of market acceptance of our products, HeartSciences’ ability to develop and market new and enhanced products, the timing of and ability to obtain and maintain regulatory clearances and approvals for its products and the impact of failure to obtain such clearances and approvals on its ability to promote and sell its products and train doctors and operators in the use of its products, the timing of and ability to obtain reimbursement if available for procedures utilizing HeartSciences’ products and the potential impact of current or potential healthcare system reforms or initiatives in the United States or internationally thereon, competition from existing and new products and procedures and HeartSciences’ ability to effectively react to other risks and uncertainties such as fluctuation of financial results, reliance on third-party manufacturers and suppliers, litigation or other proceedings, government regulation, negative publicity, current worldwide economic conditions and HeartSciences’ ability to raise further funding, which will be critical as HeartSciences has experienced, and continues to experience, recurring losses. HeartSciences does not guarantee any forward-looking statements, and actual results may differ materially from those projected. Unless required by law, HeartSciences undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise This document was prepared in connection with a potential investment in HeartSciences (“Investment”), the proceeds of which would be used to fund the Company in the near future and pay the expenses of an anticipated initial public offering of Units each consisting of one share of the common stock of the Company and one warrant to purchase one share of the common stock of the Company expected to occur during calendar year 2022. By accepting this document, the recipient agrees to: (i) keep the information disclosed in this document confidential and not to disclose any such information to any person or entity (excluding advisors of recipient) without the prior written consent of HeartSciences; and (ii) use the information disclosed herein only to evaluate the merits of Investment and for no other purpose; and (iii) not make copies of this document, except for internal use by recipient and its advisors. This document does not constitute an offer to sell securities or a solicitation of an offer to purchase securities and is not investment advice. This document may not be relied upon in connection with the purchase or sale of any security. These materials have been prepared for informational purposes only and upon the express understanding that they will be used only for such purposes. These materials do not constitute a “prospectus” within the meaning of the Securities Act of 1933, as amended (the Securities Act”). This document does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company. No securities of the Company may be offered or sold without registration with the SEC or an exemption from the registration requirements of the Securities Act and the rules and regulations thereunder. Any public offering of the Company’s securities will be made by means of a statutory prospectus a specified under the Securities Act. The prospectus will contain detailed information about the Company, its business, management, as well as financial statements and any risks and uncertainties associated with the Company’s business and industry. Any decision to make an Investment should be made on the basis of the information contained in the statutory prospectus included in the Registration Statement. The prospectus will be publicly available and can be obtained free of charge from the SEC’s website at www.sec.gov.

The Offering Issuer Heart Test Laboratories, Inc. dba HeartSciences Transaction Type Initial Public Offering Securities Offered: 1,750,000 units, each unit consisting of one share of common stock and one warrant to purchase one share of common stock (100% Primary) Anticipated NASDAQ Symbols: HSCS and HSCSW IPO Price Range: $4.50 – $5.50 per unit Overallotment Option: 15% Pre-Offering Shares Outstanding: 6,362,199 Use of Proceeds: Company funding to achieve FDA clearance; $0.1M interest payment; working capital and general corporate purposes Book Running Manager: The Benchmark Company Assumes 1.75M Units Sold at $5.00 Per Unit

HeartSciences: An Innovation Leader in a New Era for ECG INVESTOR OVERVIEW Designed to address the significant diagnostic gap in heart disease. New era for ECG - Disruptive technology. >$50 million investment in the Company to date and we aim to achieve FDA clearance with this offering. Significant body of clinical evidence. Pipeline of development opportunities. Recurring revenue sales model. FDA De Novo resubmission expected current fiscal year.

Heart Disease – The Diagnostic Gap is in Front-Line Healthcare Conventional ECG has low sensitivity for 2 out of the 3 categories of heart disease (ischemia (CAD) and structural) Inefficient referral process for #1 cause of death and #1 healthcare cost Possibly ECG Echo Stress Echo Risk Assessment ECG Stress ECG Coronary CT Angiogram Invasive Angiogram MRI Cardiology

Published Research on New Possibilities: AI Enables Much Greater Clinical Value

Beginning of a new era of expanded ECG capabilities

Diastolic Dysfunction

"The results demonstrate a potentially significant new role for electrocardiography in cardiac testing and reducing overall healthcare costs."

Machine learning assessment of left ventricular diastolic function based on electrocardiographic features
JACC vol. 76, no 8 (2020)

CAD

"The results demonstrate a potentially significant new role for electrocardiography in cardiac testing and reducing overall healthcare costs."

Prediction of coronary artery calcium scoring from surface electrocardiogram in atherosclerotic cardiovascular disease: a pilot study
European Heart Journal – Digital Health vol. 1, no 1 pages 51-61 (2020)

"..some of the most significant advances in electrocardiography since its inception, *which has historically had a limited, if any, role in the evaluation of cardiac dysfunction. In the past, our cardiovascular community was resigned to the fact that surface ECGs are poor indicators for cardiac dysfunction"*

JACC Editorial Commentary:
Study using MyoVista Aug 2020

Reduced Ejection Fraction

"Application of AI to the ECG—a ubiquitous, low-cost test—permits the ECG to serve as a powerful screening tool in asymptomatic individuals to identify asymptomatic left ventricular dysfunction."

Screening for cardiac contractile dysfunction using an artificial intelligence-enabled electrocardiogram (reduced ejection fraction <35%)
Nature Medicine volume 25, pages 70–74 (2019)

Systolic Dysfunction

"The ECG, an inexpensive, ubiquitous, painless, 10 second test, effectively identifies LVSD in patients presenting to the ED with dyspnea when analyzed with AI."

Application of an artificial intelligence-enabled ECG algorithm to identify patients with left ventricular systolic dysfunction presenting to the emergency room with dyspnea
JACC March 2020; 75: Supplement 1

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MyoVista
AI and Wavelet Signal Processing

Focused on New Clinical Indications to Address Conventional ECG’s Limitations Traditional ECG: Significant Limitations Traditional ECG: Easier to Use AI using ECG: Research Now Validating the Possibilities AI + (Patented) Signal Processed ECG Designed to Add Detection of Cardiac Dysfunction Conventional ECG is generally decades old technology. Low efficacy for structural or ischemic heart disease. Easier to use hardware but existing ECG indications (often monitoring devices and Afib). Still resulted in sizable new revenues. Demonstrates the ECG could have much greater clinical value and wider use in healthcare. Our first indication for use early-stage cardiac dysfunction as well as all conventional ECG indications. Innovation can improve clinical value

MyoVista: Patented wavECG Information + Standard ECG Information

Conventional ECG protocols – limited training required or barriers to use

MyoVista Energy Waveform
Provided for context.
Not intended for use in clinical assessment

MyoVista *wav*ECG LV Relaxation Algorithm Results
Provided in indicator and statement form for LV relaxation abnormality



Patient ID
Name
Age
Sex
Female
Report
wavECG™ Information
Positive
Conventional ECG Information

Conventional ECG Traces

Glasgow Analysis
Interpretive analysis report of conventional trace

- ✓ Standard 12-lead ECG protocols with no change in clinical workflow or training.
- ✓ Simple algorithm result output– easy to interpret.
- ✓ *wav*ECG indication for LV relaxation abnormalities – significantly improves risk stratification for ischemic and structural heart disease.
- ✓ Also provides all conventional resting 12-lead ECG information in the same test.

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AI and Wavelet Signal Processing

Intellectual Property 8 US granted or allowed patents covering more than a hundred of claims. Core signal processing patents protect use of key signal processed information – US and international protection. Proprietary patented electrode connector system. Proprietary wavECG patient database. Trademarked in multiple jurisdictions. Considerable trade secrets and know-how gathered over years of development work.

LV Diastolic Dysfunction (LVDD) an Early Biomarker for Heart Disease “LV diastolic function [cardiac relaxation phase] is impaired by all of the common pathological processes that affect LV function or produce LV hypertrophy or fibrosis, including hypertension, diabetes mellitus, ischemia, myocarditis, toxins, and infiltrative cardiomyopathies. Thus, LV diastolic performance is a sensitive indicator of cardiovascular dysfunction.” Department of Health and Human Services Public Access: Diastolic Dysfunction and Prognosis 2015. MyoVista wavECG first algorithm - Detection of impaired Left Ventricle relaxation

Prior Validation Study: n= 343 Borderline patients generally sit around the threshold measures Impaired LV relaxation thresholds determined by ASE/EACVI 2016 GUIDELINES AND STANDARDS for Evaluation of Left Ventricular Diastolic Dysfunction (e’ lateral<10cm/s or e’ septal <7cm/s) MyoVista Algorithm Output/ Test Result Sensitivity 94% Specificity 70% 16.9% of Patients Sensitivity 81% Specificity 92% Positive onwards interpreted as a positive result Borderline onwards interpreted as a positive result Note: The results from the prior validation study will not be considered by the FDA and should not be used to predict the results from our ongoing validation study which could be materially different.

MyoVista Technology Clinical Studies

JACC 2020

Machine Learning Assessment of LV Diastolic Function based on Electrocardiographic Features

- ***West Virginia, Mount Sinai, UCLA and Windsor Cardiac Center (Ontario)***
- 1202 subjects (n=388).
- AUC 94% for estimated e' in prediction of LV diastolic dysfunction based on multiple age- and sex-adjusted reference limits.
- AUC 80%, 84% and 81% for determining abnormal myocardial relaxation, LVDD and systolic dysfunction.

JACC 2018

Prediction of Abnormal Myocardial Relaxation from Signal Processed Surface ECG

- ***Mount Sinai (New York)***
- 188 subjects (n=188).
- 80% sensitivity, 84% specificity with AUC > 90% in the identification of left ventricular diastolic dysfunction.
- Also 82% identification of significant coronary arterial disease.

American College of Cardiology Abstract 2021

Surface ECG-based Machine Learning Model For Predicting Patient Subgroup at a High Risk for Major Adverse Cardiac Events

West Virginia, Mount Sinai, UCLA and Windsor Cardiac Center

- 1245 subjects (n=518).
- 84% sensitivity, 72% specificity with AUC 84% in prediction of MACE events over a 38-month period.
- Comparable performance to Echo based MACE predictive model. 97% and 79% survival for low and high-risk groups respectively.

JACC Cardiovascular Imaging 2021

Machine Learning of ECG Waveforms to Improve Selection for Testing for Asymptomatic Left Ventricular Dysfunction

- ***Baker Heart Institute, Australia***
- 398 subjects (n=111).
- 85% sensitivity, 72% specificity with AUC 83% in the identification of left ventricular dysfunction.
- Outperformed conventional methods of screening for LVD.

European Heart Journal 2020

Prediction of coronary artery calcium scoring from surface electrocardiogram in atherosclerotic cardiovascular disease: a pilot study

West Virginia, Mount Sinai, UCLA and Windsor Cardiac Center

- 534 subjects (n=106).
- AUC 84% for prediction of CAC=0 score; AUC 87% for prediction of CAC ≥400 score
- Predictive accuracy for MACE events in higher risk patients.

JACC – Journal of the American College of Cardiology

ESC – European Society of Cardiology European Heart Journal

ACC – American College of Cardiology

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AI and Wavelet Signal Processing

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Key Milestones Complete Validation Study Enrollment Validation Study Results FDA De Novo Resubmission Sales Launch FDA Clearance Build Sales Team and Undertake Early KOL Evaluations Publications and clinical studies. Research collaboration. International evaluations. Patents. Other On-going Activities

MyoVista wavECG: Regulatory Status

FDA

- MyoVista a new type of ECG; FDA De Novo regulatory pathway; Class II non-significant risk device.
- Prior De Novo submission during 2020:
  - Several rounds of interaction with FDA – greater clarity on resubmission requirements.
  - Modifications have been made to MyoVista.
- Resubmission:
  - Expected in current fiscal year.
  - Patient recruitment for revised pivotal study almost complete (min 575 patients at 5 U.S. institutions).
  - Core-lab work and device performance testing ongoing.

CE Mark

- CE Mark achieved in 2017 on early version of device under the MDD (Medical Device Directive) requirements.
- Lapsed February 2022 and currently in the process of renewal of updated version under the new MDR (Medical Device Regulation) requirements.
- Early device used for KOL engagement, user feedback and field testing.

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Big Market, Recurring Revenue, Fits Existing Care Pathways RECURRING REVENUE Razor/razorblade business model Device revenue plus supplies revenue from every test LARGE GLOBAL OPPORTUNITY Conventional ECG market $5 billion (Capital equipment only) Est. 500 million - 1 billion ECG tests per year (Supplies revenue potential) ECG most common cardiac test with worldwide application DEVELOPMENT OPPORTUNITIES Other algorithms/ indications for use Alternative hardware platforms LOW-COST & EASY TO USE AI algorithm - easy to interpret information Provides all conventional ECG information in a single test Limited training required – uses existing 12- lead resting ECG protocols

Recurring Revenue: Razor/Razorblade Business Model Full feature ECGs typically cost $5k - $10k. Expect to price MyoVista in or below this range. Business model not dependent on a high price for the MyoVista device. Patented electrode cable connection system. High quality, low impedance, stable signal capture. Scope to also combine with SaaS and pay-per-use revenue models. MyoVista Device Per-Test Recurring Revenue (Electrodes)

Scale of Market Opportunity is Enormous

More than 100 million ECG tests and 10 million Echos just in the USA

860 million Ambulatory Care Office Visits in USA
Significant Proportion with Cardiac Risk Factors



Chronic Conditions Present at Office Visits
240,373
101,628
74,233
467,491
Hypertension
Diabetes
CAD, CHD, MI history, CHF
Others

Source: National Ambulatory Care Annual Survey 2018

MyoVista positioned as the bridge between ECG and Echo for point-of-care use

- ECG testing ubiquitous and growing despite general guidance against its use for screening:
  - 27+ million tests in ambulatory care
  - 7+ million cardiac stress tests in ambulatory care
  - 28+ million tests in ER
  - Estimated >100 million ECG tests in the USA alone.
- Echo testing on the increase in USA and worldwide – partly due to inherent weakness of ECG. Increasing system costs worldwide and waiting lists internationally.
- High incidence patients with risk factors for heart disease – ideal candidates for a MyoVista test.

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MyoVista
AI and Wavelet Signal Processing

ECG is Used Throughout Healthcare - MyoVista Could Have Wider Application

Cardiac dysfunction is critical in most use environments – Predominantly used outside cardiology

PCP/ CONCIERGE
- Concierge Medicine
- Referral Decision Tool
- Patient Management
- Risk Stratification

RETAIL CLINICS/ SCREENING
- Cardiac Testing
- Referral Decision Tool

ER
- Triage Chest Pain

CARDIOLOGY
- Risk Stratification
- Patient Management

SPECIALIST
- Revascularization Testing
- Pre-Anesthesia
- Endocrinology

INSURANCE
- Risk Stratification
- Life Insurance
- Capitation Payments Medicare Advantage

CARDIAC MANAGEMENT
- Cardiomyopathy
- Cardiac Oncology
- Drug Trials
- Diabetes and Hypertension
- Heart Failure

OTHER SCREENING
- Athletes
- Military
- Pilots

Early Focus Areas

Medium Term Opportunities

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AI and Wavelet Signal Processing

Adoption – Early Sales Focus on Early Adopters Focus Rep Location Cardiology Regional PCP/ Concierge Regional Retail Clinics/ Screening HQ 209,000 PCPs in the USA Direct Sales Force in USA Distributors Internationally PCP/ Concierge Medicine High density of concentration in major states – even more so for concierge medicine. Initial focus on middle to upper income regions – patient pay opportunity. Physician owned facilities – procurement autonomy. Retail Clinics and Screening Cardiology Important for credibility and research. Centers of excellence.

Adoption – Marketing, Validation and Reimbursement Marketing Clinical Validation and Reimbursement Marketing Support Physician profit opportunity information Website and product literature Field clinical personnel to support evaluations and physician training Journal articles and PR Large number of regional PCP conferences Low-cost access to many PCPs Curiosity - MyoVista “looks interesting” Continuing education programs/credits PCP Conferences and Continuing Education Expect immediate reimbursement for conventional ECG MedTech APC reimbursement opportunity – quick process Capitation payment opportunity for Medicare Advantage Patients (42% of Medicare patients) Clinical evidence will be a key pillar for adoption, discussions with payors and driver for competitive differentiation Point of use clinical evidence to accelerate adoption Longitudinal studies and outcome data

Senior Management Team

Andrew Simpson
CEO

- HeartSciences Exec. Chairman 2013 – current.
- Peel Group CEO - $8 billion of assets.
- Speedy Hire Main Board Director and Division MD – Company became a FTSE 250 during that time.
- Rothschild. Investment Banker.
- PWC Chartered Accountant.

Mark Hilz
COO

- HeartSciences CEO 2013 – current.
- INX CEO/Founder -Technology consulting, revenue $400m NASDAQ listed with multiple public offerings. Sold in 2011.
- PCSS CEO/Founder – Tech logistics outsourcing, revenue $160m; NASDAQ listed, multiple public offerings.
- HCP CEO/Founder - Technology product distributor $10m in revenue. Sold - 1988.

Aaron Peterson
VP R&D

- 25 years of Engineering and product development in the areas of Cardiac Rhythm Management, Neurostimulation and electrocardiography-based devices.
- St Jude Medical - Director of Systems Engineering.
- Boston Scientific - Manager R&D.
- Master's Degree in Computer Science from Utah State University.

Carol Krieger
VP Clinical/Regulatory

- 30 years of clinical and regulatory experience including over 100 FDA submissions.
- Becton Dickenson - Director of Clinical QA and Compliance.
- Bio Connect VP of Clinical Ops
- Alfa Wasserman - VP Quality and Regulatory.
- MS Jurisprudence Seton Hall University.
- MBA, Montclair State University.
- BS Degree Rutgers University.

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Clinical Study Institutions and Key Researchers HEART DISEASE CHALLENGES Mark Hilz COO Carol Krieger VP Clinical/Regulatory Partho Sengupta - Professor of Cardiology and Chief of Cardiology at Rutgers Robert Wood Johnson Medical School (RWJMS), and Chief of Cardiology at Robert Wood Johnson University Hospital (RWJUH) TEDMED speaker on medical device Innovation. His futuristic ideas in healthcare. His research skills and international work have been acclaimed by major media outlets including Heart.org and Forbes. He has over 250 peer-reviewed publications. Previous - West Virginia School of Medicine, Heart and Vascular Institute, Chief of Cardiology, Mount Sinai School of Medicine and Mayo Clinic. Thomas Marwick - Director and Chief Executive, Head of Imaging Research at The Baker Heart and Diabetes Institute Former Head of Cardiovascular Imaging at Cleveland Clinic He has published over 1000 papers, reviews, chapters and editorials, and is an Associate Editor at JACC and Deputy Editor at JACC-Cardiovascular Imaging. Dr Marwick has been the recipient of more than fifty significant research grants and several awards, including the Simon Dack Award from the American College of Cardiology Rutgers - Robert Wood Johnson MS, New Brunswick Harvard - Beth Israel Deaconess, Boston Scripps Clinic and Research Foundation Health, San Diego UT Southwestern, Clinical Heart and Vascular Center, Dallas The Baker Heart and Diabetes Institute, Melbourne, Australia Mount Sinai- Icahn School of Medicine, New York West Virginia University - Heart and Vascular Institute, Morgantown WV UCLA Medical Center – Harbor, Los Angeles

Cap Table Summary Excludes Underwriter’s overallotment option. Assumes 1.75M Units Sold at $5.00 Per Unit. *Conversion price Anticipated Use of Net Proceeds $m To FDA submission 3.6 FDA clearance period 2.2 Interest payment 0.1 Post clearance period - market launch preparation, working capital and R&D 1.4

HeartSciences: An Innovation Leader in a New Era for ECG INVESTOR OVERVIEW Designed to address the significant diagnostic gap in heart disease. New era for ECG - Disruptive technology. >$50 million investment in the Company to date and we aim to achieve FDA clearance with this offering. Significant body of clinical evidence. Pipeline of development opportunities. Recurring revenue sales model. FDA De Novo resubmission expected current fiscal year.